Exhibit 4.2

DILLONS

SALE AND PURCHASE AGREEMENT

Adelaide House London Bridge London EC4R 9HA

tel +44 (0)20 7760 1000 fax +44 (0)20 7760 1111

DATED	21 AUGUST	2004

STATUSFLOAT LIMITED

FORBUOYS LIMITED

TESCO PLC

AGREEMENT

for the sale and purchase of the

entire issued share capital of

DILLONS STORES LIMITED

Adelaide House London Bridge London EC4R 9HA

tel +44 (0)20 7760 1000 fax +44 (0)20 7760 1111

CONTENTS

1	Definitions and interpretation	2
2	Agreement for sale	14
3	Consideration	15
4	Net Assets Statement and adjustment to Consideration	16
5	Completion	16
6	Post-Completion undertakings	20
7	Properties	22
8	Warranties by the Seller and limitations on liability	22
9	Warranties by the Buyer	24
10	Competition	25
11	Pensions	26
12	Employment	27
13	Restrictive agreement	28
14	Guarantee	30
15	Set-off	31
16	Assignment	32
17	Announcements	32
18	Costs	33
19	Payments free of withholding etc.	33
20	Contracts (Rights of Third Parties) Act 1999	33
21	Communications	33
22	Invalidity	35
23	Whole agreement	35
24	Counterparts	35
25	Proper law	35

Schedule 10

Property Conditions

DATED	2004

PARTIES

1	Seller	STATUSFLOAT LIMITED (company no. 4661717) whose registered office is at Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL

2	Buyer	FORBUOYS LIMITED (company no. 298945) whose registered office is at TM House, Ashwells Road, Pilgrims Hatch, Brentwood, Essex CM15 9ST

3	Guarantor	TESCO PLC (company no. 445790) whose registered office is at Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL

OPERATIVE PROVISIONS

1	Definitions and interpretation

1.1	In this agreement, unless the contrary intention appears, the following definitions apply:

After-Assessed Employee Tax	as defined in clause 12.2;

Agreed Form	a form agreed between the parties, a copy of which has been initialled for the purpose of identification by their respective solicitors;

Apportioned Price	the price attributable to each of the Unassigned Properties set out in schedule 9;

Assigned Properties	the Properties which have been assigned legally and beneficially to the Company by the Seller or any of its Associates set out in part 2 of schedule 5;

Assignment(s)	the assignment of the relevant Property to the Company, which shall include the provisions set

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out in paragraph 3 of part 1 of schedule 10;

Associate

(a)     (in relation to an individual):

(i)      a relative, that is the individual’s issue, spouse, brother, sister or parent; or

(ii)     a company which is, or may be, directly or indirectly controlled (within the meaning given in s840 ICTA) by the individual or a relative of that individual, or by two or more of them; and

(b)     (in relation to a company) a Subsidiary Undertaking or Parent Undertaking of the Company, and any other Subsidiary Undertaking of any Parent Undertaking of the Company;

Bank Account	the bank account of the Company with HSBC Bank plc with account number 01321676 and sort code 40-17-13;

Bank Account Balance	as defined in clause 5.8.4;

Book Stock Records	the records of the Stock as at Completion;

Business	the business of a newsagent retailing tobacco products, groceries, impulse purchases, news, phonecards, greetings cards, giftwrap and any other non-food items carried on by the Company from the Properties;

Business Day	a day on which the clearing banks in the City of London are open for business;

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Business Hours	between the hours of 09:00 and 17:00 inclusive local time;

Buyer’s Accountants	Ernst & Young LLP of 1 More London Place, London SE1 2AF;

Buyer’s Solicitors	Clifford Chance LLP of 10 Upper Bank Street, London E14 5JJ;

CA	Companies Act 1985 (as amended);

CAA	Capital Allowances Act 2001;

Call Option	the call option agreement described in schedule 9;

Cash Proceeds	as defined in clause 5.8.4;

Companies Acts	CA, the former Companies Acts (within the meaning of s735(1) CA) and the Companies Act 1989;

Company	Dillons Stores Limited (company no. 3498958), brief details of which are set out in schedule 1;

Company’s Auditors	PricewaterhouseCoopers LLP;

Completion	completion of the sale and purchase of the Shares in accordance with clause 5;

Confidential Information	means all information which is used in or otherwise relates to the Company’s business, customers or financial or other affairs including, without limitation, information relating to:

(a) the marketing of goods or services including, without limitation, customer

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names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or

(b) future projects, business development or planning, commercial relationships and negotiations;

but does not include information which is made public by, or with the consent of, the Buyer;

Consent	the licence of the landlord and any superior landlord to the Assignment of an Unassigned Property;

Consideration	the consideration payable for the Shares, as set out in clause 3.1;

Contractor Managers	those individuals or companies who run news agencies at the Properties on a self-employed basis pursuant to the Self Employed Agreements, as set out in part 2 of schedule 7;

Control

means the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)     by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)     by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

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and a “Change of Control” occurs if a person who controls, or persons who control, any company ceases to do so, or if another person acquires, or other persons acquire, control of it;

Covenants	the covenants on the part of the tenant in a lease of a Property and all other matters, interests or encumbrances affecting that Property howsoever arising;

Data Room	the data room located at the offices of the Seller’s Solicitors at Adelaide House, London Bridge, London EC4R 9HA comprising the documents in relation to the Company and the list of assets attached to the Disclosure Letter;

Deferred Consideration	the portion of the Upfront Consideration payable in accordance with clauses 3.2.2 to 3.2.4;

Disclosure Letter	the disclosure letter, of today’s date, from the Seller to the Buyer;

Encumbrance	means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;

Environment	all or any of the following media: land (including, without limitation, any building structure or receptacle in on over or under it); water (including, without limitation, surface coastal and ground waters); and air (including, without limitation, the atmosphere within any natural or man-made structure or receptacle above or below ground);

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Excluded Leasehold Properties	the leasehold properties set out in part 4 of schedule 5;

Excluded Stock	the stock at the Properties at Completion of the class, category or type set out in part 1 of schedule 6;

Freehold Excluded Properties	the freehold properties in respect of which leases have been executed as at today’s date;

FRS	a financial reporting standard issued or adopted by The Accounting Standards Board Limited;

Group	in relation to any party, that party and any company which is a Parent Undertaking or Subsidiary Undertaking of that party for the time being or a Subsidiary Undertaking of a Parent Undertaking of that party and any of them but, in relation to the Seller, shall exclude the Company;

Hive-up Agreement	the agreement, in the Agreed Form, relating to the transfer of the Excluded Leasehold Properties;

Hive-up Proceeds	the amount payable by T&S Stores Limited to the Company pursuant to the Hive-up Agreement less £12,465;

ICTA	Income and Corporation Taxes Act 1988;

Indemnified Costs	as defined in clause 11.2;

Information Technology Systems	means any and all computer, telecommunications and network equipment used by the Company;

Intellectual Property	means: (a) patents, trade marks, service marks, registered designs, applications and

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rights to apply for any of those rights, trade, business and company names, unregistered trade marks, copyrights, database rights, rights in software and knowhow;

(b)     rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a);

(c)     rights of the same or similar effect or nature as or to those in paragraphs (a) and (b) which now or in the future may subsist; and

(d)     the right to sue for past infringements of any of the foregoing rights;

Intellectual Property Rights	means all material Intellectual Property owned by the Company or which is material to the Business;

Investigation	as defined in clause 10.1;

ITEPA	Income Tax (Earnings and Pensions) Act 2003;

Key Employee	any person who is employed or engaged by the Company in a managerial capacity (including, for the avoidance of doubt, store managers) and/or is in the possession of Confidential Information;

Last Accounts	the audited balance sheet as at the Last Accounts Date, and the audited profit and loss account for the period ending on the Last Accounts Date, including the directors’ report and notes, as attached to the Disclosure Letter;

Last Accounts Date	28 February 2004;

Last Management Accounts	the management accounts of the Company which

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formed the basis for the Last Accounts;

Management Accounts	the unaudited profit and loss account of the Company in respect of the period starting on the day after the Last Accounts Date and ending 3 July 2004 and the unaudited balance sheet of the Company as at 3 July 2004, as attached to the Disclosure Letter;

Material Contract	as defined in paragraph 13.1 of part 7 of schedule 2;

Net Assets	the value of the assets less liabilities of the Company as set out in the Net Assets Statement;

Net Assets Statement	the statement of net assets of the Company as at the date of Completion, prepared and agreed or determined in accordance with schedule 3;

Parent Undertaking	a parent undertaking as defined in s258 CA;

Past Tenant(s)	the legal owner of the Assigned Properties immediately before they were assigned to the Company;

PAYE System	the system operated pursuant to Part II ITEPA (assessment, collection, recovery and appeals) and any regulations made pursuant to that part of ITEPA;

Permit	a permit, licence, consent, approval, certificate, qualification, specification, registration or other authorisation;

Post Offices	the post offices operated by the Company as noted in part 1 of schedule 5;

Present Tenant(s)	the present legal owner of the Unassigned Properties;

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Properties (or Property)	the Assigned Properties and Unassigned Properties as set out in part 1 of schedule 5 or (where applicable) any one of them;

Proven Claim	a claim made by the Buyer against the Seller pursuant to this agreement which is resolved by a court or other tribunal in favour of the Buyer or agreed to in writing by the Seller;

Qualifying Intra-Group Transaction	a transaction between any members of the Buyer’s Group and which does not result in a reduction in the net assets of the Buyer of more than £8.3m;

Relevant Claim	as defined in paragraph 2 of part 3 of schedule 7;

Restricted Person	any person who or which has at any time during the period of 12 months immediately preceding Completion had dealings with the Business as a supplier;

Sale	a Change of Control of the Company or its ultimate Parent Undertaking or the sale or disposal of the whole or a material part of the undertaking or assets or business of the Company other than, in each case, pursuant to a Qualifying Intra-Group Transaction;

Sample Stock	as defined in paragraph 1 of part 5 of schedule 3;

Sample Stocktake	as defined in paragraph 1 of part 5 of schedule 3;

Scheme	as defined in clause 11.2;

Self Employed Agreements	the agreements with the Contractor Managers, a pro forma of which is set out in the Disclosure Letter;

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Seller’s Accountants	PricewaterhouseCoopers LLP of Donington Court, Pegasus Business Park, Castle Donington, East Midlands DE74 2UZ;

Seller’s Schemes	the retirement benefits schemes operated by the Seller or its Associates known as the “T&S Stores Senior Executives Pension Scheme”, and the “AXA Stakeholder Scheme”;

Seller’s Solicitors	Berwin Leighton Paisner of Adelaide House, London Bridge, London EC4R 9HA;

Senior Executives	those members of Staff being in receipt of a salary of more than £35,000 per annum;

Shares	20,000,000 issued ordinary shares of £1 each comprising the entire issued share capital of the Company as at Completion;

SSAP	a statement of standard accounting practice adopted by The Accounting Standards Board Limited;

Staff	those employees of the Company working within or providing services to the Business as set out in part 1 of schedule 7;

Statutory Notices	notices of defective premises under s76 of the Building Act 1984;

Stock	the stock in trade of the Business located at the Properties at Completion and which physically exists, is on profile, in date, not short-coded and is otherwise in saleable condition owned by, or under the control of, the Seller, but does not include the Excluded Stock;

Stock Payment	the amount payable for Stock, as determined in accordance with clause 3.4;

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Stocktake Properties	those of the Properties set out in part 2 of schedule 6;

Subsidiary Undertaking	a subsidiary undertaking as defined in s258 CA;

Tax or Taxation	has the same meaning as in the Tax Deed;

Tax Deed	the deed in the Agreed Form relating to Tax;

Taxation Authority	has the same meaning as in the Tax Deed;

TCGA	Taxation of Chargeable Gains Act 1992;

TMA	Taxes Management Act 1970;

Trade Creditors

all amounts owing by the Company:

(a)     for goods invoiced and received by the Company in respect of the Business prior to Completion for which a cash payment has not been made up to and including Completion;

(b)     for goods received by the Company in respect of the Business prior to Completion but not yet invoiced; and

(c)     the entire amount owed to Camelot and Paypoint as at Completion,

but, for the avoidance of doubt, excluding the items set out under the headings “Creditors falling due within one year” and “Other Creditors including tax and social security” in part 3 of schedule 3;

Transaction Documents	as defined in paragraph 1 of part 1 of schedule 2;

TSA	the transitional services agreement between T&S

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Stores Limited, the Buyer and the Company, in the Agreed Form, relating to the provision of specified services following Completion;

UK GAAP	all statements of SAAP, FRS(s) and Urgent Issues Task Force Abstracts issued by the Accounting Standards Board;

Unassigned Properties	the Properties which, at Completion, have not been legally assigned to the Company as set out in part 3 of schedule 5;

Unbanked Cash	as defined in clause 6.1.3;

Undisclosed Employee	as defined in clause 12.1;

Upfront Consideration	the portion of the Consideration payable in accordance with clause 3.2;

VAT	value added tax or any similar or substituted tax including, where relevant, the same or similar taxes in the Republic of Ireland, Isle of Man and the Channel Islands;

VATA	Value Added Tax Act 1994; and

Warranties	the warranties of the Seller set out in schedule 2.

1.2	In this agreement, a reference to:

1.2.1	liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument; and

1.2.2

a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council

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or employee representative body (whether or not having separate legal personality).

1.3	Unless it is inconsistent with the context, in this agreement a reference to a statutory provision includes a reference to:

1.3.1	a statutory amendment, modification, consolidation or re-enactment (whether before or after the date of this agreement);

1.3.2	statutory instruments or subordinate legislation or orders made under the statutory provision; and

1.3.3	statutory provisions of which the statutory provision is an amendment, modification, consolidation or re-enactment,

but does not include a substituted provision.

1.4	Words denoting the singular include the plural and vice versa; words denoting one gender include all genders; words denoting persons include corporations and vice versa.

1.5	Unless otherwise stated, a reference to a clause or schedule is a reference to a clause of or schedule to, this agreement and a reference to this agreement includes its schedules.

1.6	Clause headings in this agreement and in the schedules are for ease of reference only and do not affect the construction of any provision.

1.7	In construing this agreement, the so-called ejusdem generis rule does not apply and, accordingly, the interpretation of general words shall not be restricted by words indicating a particular class or particular examples.

1.8	All schedules that are attached to this agreement are incorporated into this agreement and shall be deemed to be part of this agreement.

2	Agreement for sale

2.1	Subject to the terms of this agreement, the Seller shall sell with full title guarantee and the Buyer shall purchase the Shares, with all rights attaching to them, with effect from Completion free of any Encumbrance.

2.2	The Seller waives all rights of pre-emption and other restrictions on transfer over the Shares conferred on it and shall procure that all such rights conferred on any

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other person are waived not later than Completion so as to permit the sale and purchase of the Shares.

3	Consideration

3.1	The consideration for the Shares shall be the amount of the Upfront Consideration, as adjusted upwards or downwards in accordance with clause 4, plus the Stock Payment plus the Cash Proceeds plus the Unbanked Cash plus the Hive-up Proceeds.

3.2	Subject to clauses 3.3, 4 and 15.2, the Buyer shall pay the Upfront Consideration to the Seller as follows:

3.2.1	as to the sum of £1,952,950, in cash at Completion;

3.2.2	as to the sum of £1,952,950, in cash on the date which is six calendar months from Completion;

3.2.3	as to the sum of £1,952,950, in cash on the date which is 12 calendar months from Completion; and

3.2.4	as to the sum of £2,441,150, in cash on the date which is 18 calendar months from Completion,

provided that if any date on which payment is due is not a Business Day, then payment shall be made on the next Business Day.

3.3	In the event of a Sale:

3.3.1	the Buyer shall promptly give notice of such Sale to the Seller; and

3.3.2	the Buyer shall pay any outstanding Deferred Consideration to the Seller within ten Business Days of such Sale.

3.4	Payment for the Stock shall be made by the Buyer to the Seller in accordance with part 5 of schedule 3.

3.5	Any payment by the Buyer to the Seller for the purposes of this agreement shall be paid by telegraphic transfer to the client account of the Seller’s Solicitors at Barclays Bank Plc, 54 Lombard Street, London EC3P 3AH, sort code: 20-65-82, account number 50089753, Berwin Leighton Paisner client account ref: AEGR/T273/534.

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3.6	Any payment by the Seller to the Buyer for the purposes of this agreement shall be paid by telegraphic transfer to the account of the Buyer at National Westminster Bank Plc, sort code 56-00-27, account number 27553507.

4	Net Assets Statement and adjustment to Consideration

4.1	The Net Assets Statement shall be prepared and agreed or determined in accordance with the principles and procedures set out in parts 1, 2 and 4 of schedule 3.

4.2	The Net Assets Statement shall be in the format set out in part 3 of schedule 3.

4.3	If the amount of the Net Assets as shown by the Net Assets Statement:

4.3.1	exceeds £6,231,895 by an amount which is more than £10,000, the Upfront Consideration shall be increased on a pound for pound basis by the whole of that amount over £6,231,895 and clause 4.4 shall apply; or

4.3.2	is less than £6,231,895 by an amount which is more than £10,000, the Upfront Consideration shall be reduced on a pound for pound basis for the whole of that amount under £6,231,895 and clause 4.5 shall apply.

4.4	If the Upfront Consideration is increased in accordance with clause 4.3.1, the Buyer shall pay to the Seller the amount of such increase in cash within three Business Days of agreement or determination of the Net Assets Statement.

4.5	If the Upfront Consideration is reduced in accordance with clause 4.3.2, the Seller shall pay to the Buyer the amount of such reduction in cash within three Business Days of agreement or determination of the Net Assets Statement.

4.6	If payment in full in accordance with clause 4.4 or 4.5 (as the case may be) is not made within the requisite time limit, the outstanding balance shall bear interest, from the date of agreement or determination of the Net Assets, at a rate equal to two per cent. over the base rate of Barclays Bank plc from time to time.

5	Completion

5.1	Completion shall take place at the offices of the Seller’s Solicitors, or such other place as the parties may agree, immediately after the signing of this agreement, when the transactions mentioned in clauses 5.2 to 5.8 shall take place.

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5.2	The Seller shall deliver or procure the delivery to the Buyer of the following:

5.2.1	a completed and signed transfer in respect of the Shares in favour of the Buyer, or its nominee(s) together with the share certificate(s) for the Shares;

5.2.2	as evidence of the authority of each person executing a document referred to in this schedule on the Seller’s behalf:

5.2.2.1	a copy of the minutes of a duly held meeting of the directors of the Seller (or a duly constituted committee thereof) authorising the execution by the Seller of the document and, where such execution is authorised by a committee of the board of directors of the Seller, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; or

5.2.2.2	a copy of the power of attorney conferring the authority, in each case certified to be true by a director or the secretary of the Seller or by the Seller’s Solicitors;

5.2.3	the Tax Deed, duly executed by the Seller;

5.2.4	the resignations of Steven Murrells and Julia Penfold as directors, and Patrick Burrows as the secretary, of the Company, in the Agreed Form;

5.2.5	the resignation of the Company’s Auditors, in the Agreed Form;

5.2.6	a power of attorney, in the Agreed Form, executed by the Seller in favour of the Buyer or its nominee(s) empowering the Buyer to exercise the Seller’s rights as shareholder of the Company pending the stamping and registration of the transfer referred to in clause 5.2.1;

5.2.7	the statutory books of the Company made up to the date of Completion and its certificate of incorporation and common seal;

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5.2.8	a copy of each bank mandate of the Company and copies of statements of each bank account of the Company made up to the Business Day immediately before the date of Completion;

5.2.9	the title deeds of the Properties (save that the title deeds of the Unassigned Properties shall only be made available for inspection);

5.2.10	written confirmation from the Seller that there are no subsisting guarantees given by the Company in favour of the Seller or any of any of its Associates or by the Seller and its Associates in respect of any obligations of the Company and that, after compliance with clauses 5.3 and 5.4, neither the Seller nor its Associates will be indebted to the Company and the Company will not be indebted to either the Seller or its Associates;

5.2.11	a certified copy of the Hive-up Agreement duly executed by the Company and the Seller;

5.2.12	a duly executed deed of amendment which, with effect from Completion, terminates all indemnities given by the Company pursuant to the Call Option;

5.2.13	the accounting books and records of the Company; and

5.2.14	all confidentiality agreements or undertakings given to any member of the Seller’s Group by potential buyers of the Shares prior to their sale to the Buyer pursuant to this agreement.

5.3	The Seller and the Guarantor shall repay or procure to be repaid all amounts owing at Completion to the Company from the directors of the Company and their Associates and from the Seller and its Associates, whether due for payment or not.

5.4	The Seller shall procure that at Completion the Company shall repay all amounts owing by the Company to the directors of the Company and their Associates and to the Seller and its Associates whether due for payment or not.

5.5

With effect from Completion, the Seller and the Guarantor shall, to the extent each is lawfully permitted to do so, assign the benefit to the Buyer of all confidentiality undertakings given to it by all potential buyers of the Shares prior to their sale to the Buyer pursuant to this agreement. The Seller will send a letter, in the Agreed Form, to the other parties to such agreements and undertakings authorising the

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Buyer to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to the Buyer in each case in accordance with the terms of such agreements and undertakings.

5.6	The Guarantor shall procure that T&S Stores Limited enters into, and the Seller shall procure that the Company enters into, the TSA.

5.7	A board meeting of the Company shall be held at which:

5.7.1	James Lancaster and Russell Cox are appointed additional directors;

5.7.2	the Buyer’s Accountants are appointed as auditors of the Company;

5.7.3	the transfer(s) referred to in clause 5.2.1 is (or are) approved (subject to stamping);

5.7.4	the registered office of the Company is changed from its current address to an address notified to it by the Buyer;

5.7.5	the accounting reference date of the Company is changed from its current date to a date notified to it by the Buyer;

5.7.6	all forms relating to the change of directors of the Company described in clauses 5.2.4 and 5.7.1 are to be filed;

5.7.7	the resignations referred to in clauses 5.2.4 and 5.2.5 are submitted and accepted; and

5.7.8	each existing mandate given by the Company for the operation of its bank accounts is revoked and resolutions contained in new mandate(s) giving authority to persons nominated by the Buyer are passed.

5.8	The Buyer shall:

5.8.1	pay or procure the payment of the portion of the Upfront Consideration due to the Seller on Completion pursuant to clause 3.2.1;

5.8.2	deliver to the Seller a counterpart of the Tax Deed and the TSA, each duly executed by the Buyer;

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5.8.3	as evidence of the authority of each person executing a document referred to in this schedule on the Buyer’s behalf:

5.8.3.1	a copy of the minutes of a duly held meeting of the directors of the Buyer (or a duly constituted committee thereof) authorising the execution by the Buyer of the document and, where such execution is authorised by a committee of the board of directors of the Buyer, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; or

5.8.3.2	a copy of the power of attorney conferring the authority; and

5.8.4	pay or procure the payment of a sum (the “Cash Proceeds”) equal to the balance standing to the credit of the Bank Account at the commencement of business on the date of Completion (the “Bank Account Balance”) less £60,850. The Seller shall indemnify in full and keep fully indemnified the Buyer on demand against any and all losses, costs, liabilities, expenses, actions, proceedings, claims and demands incurred or suffered by the Buyer or the Company as a result of any drawings which reduce the Bank Account Balance.

5.9	The Buyer may, in its absolute discretion, waive any requirement contained in clauses 5.2 to 5.7, or may waive any of those requirements on condition that the Seller gives, on Completion, a written undertaking to the Buyer in such form and substance as the Buyer requires.

5.10	Neither party shall be obliged to complete this agreement unless:

5.10.1	the other party complies with all its obligations under this clause 5; and

5.10.2	the purchase of all the Shares is completed simultaneously.

6	Post-Completion undertakings

6.1	Following Completion:

6.1.1	the Buyer undertakes to the Seller that it shall not, and it will procure that the Company shall not after Completion retrospectively alter the

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accounting reference period of the Company commencing on 29 February 2004 to a date ending before Completion;

6.1.2	the Buyer undertakes to the Seller to register the transfer of the Shares in the Company’s share register within 30 days after Completion; and

6.1.3	the Buyer acknowledges that (and undertakes not to take any steps to prevent) the unbanked cash at the Properties at Completion (as evidenced by the physical cash at the Properties the value of which is supported by the cash sheets at each of the Properties) less a prescribed amount in respect of the till floats at a value of £27,150 (and, for the avoidance of doubt, excluding the Bank Account Balance and any other cash and any cash the subject of any bailment or other arrangement which precludes the Company from utilising such monies as a sole beneficial owner at Completion (including, for the avoidance of doubt, any rent deposits)) (the “Unbanked Cash”) will be banked into an account of a member of the Seller’s Group on the Business Day immediately following Completion.

6.2	From Completion:

6.2.1	the Seller shall use its reasonable endeavours to assist the Buyer in obtaining the appointment of the Buyer or the Buyer’s nominee(s) to the posts of sub-postmaster at the Post Offices; and

6.2.2	the Buyer shall apply for it or its nominee(s) to be appointed to the posts of sub-postmaster at the Post Offices and will use its best endeavours (which shall include the prompt provision of such references, accounts and other information as may be required in connection therewith) to obtain such appointment without delay.

6.3	The parties shall each pay their own fees and charges in connection with the appointment of the Buyer or its nominee(s) under clause 6.2.

6.4

All Trade Creditors as at Completion to the extent not taken into account in the Net Assets Statement shall remain the responsibility of the Seller after Completion. The Seller shall indemnify in full and keep fully indemnified the Buyer on demand against all losses, costs, liabilities, expenses, actions, proceedings, claims and demands incurred or suffered by the Buyer or the Company (including, without limitation, all legal expenses and other professional fees) arising out of or in

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connection with the Trade Creditors as at Completion save to the extent that any such amount has been taken into account in the Net Assets Statement.

6.5	The Seller undertakes to transfer an amount equal to the aggregate residential lettings deposits (as set out in the Net Assets Statement) to an account nominated by the Buyer within ten Business Days of Completion.

6.6	The Seller shall indemnify in full and keep fully indemnified the Buyer on demand for and against all losses, costs, liabilities, expenses, actions, proceedings, claims and demands incurred or suffered by the Buyer or the Company (including, without limitation, all legal expenses and other professional fees) arising out of or in connection with the entry into by the Company of the Hive-up Agreement and the assumption by the Company of its obligations, and its performance of the transactions contemplated by, the Hive-up Agreement.

6.7	The Buyer agrees to pay to the Seller an amount equal to the Hive-Up Proceeds less £988, subject to receipt of the Hive-Up Proceeds from T&S Stores Limited, within two Business Days of such amount being paid to the Company.

6.8	The Seller and the Guarantor shall procure that any member of the Seller’s Group, shall provide reasonable assistance to the Buyer within 30 days of Completion to enable the Buyer access to the relevant accounting and financial information reasonably necessary to enable the Buyer to carry out a financial assistance whitewash in connection with this agreement.

6.9	It is acknowledged by the Seller that any costs in respect of the carrying out of the asbestos surveys referred to in paragraph 2.7.3 of part 1 of schedule 3 in excess of £37,000 shall be borne by the Seller.

7	Properties

The provisions of schedule 10 shall apply to the Properties.

8	Warranties by the Seller and limitations on liability

8.1	The Seller warrants to the Buyer that the statements in schedule 2 comprising the Warranties are accurate and not misleading, and that the Warranties (save for the Warranties set out in parts 1 and 2 of schedule 2) are given subject to any fact, matter, event or circumstance which has been fairly disclosed in the Disclosure Letter and specifically disclosed as set out in the Disclosure Letter.

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8.2	A reference in schedule 2 to the Seller’s knowledge, information or belief is deemed to include knowledge, information and belief which the Seller would have if the Seller had made all reasonable enquiries and, without limitation, includes the knowledge, information and belief of Patrick Burrows, Andrew King, Robert Plummer, Steven Murrels, Nadine Sankar, Galen Levi, Julia Penfold and Colin Holmes and, for the avoidance of doubt, the Seller shall not be deemed to have any imputed knowledge other than as set out in this clause 8.3.

8.3	The rights and remedies of the Buyer in respect of a breach of the Warranties shall not be affected by Completion, or failing to exercise or delaying the exercise of a right or remedy, or by anything else, except a specific authorised written waiver or release, and no single or partial exercise of a right or remedy shall preclude a further or other exercise.

8.4	Except in the case of fraud, none of the information supplied by the Company or its professional advisers to the Seller, or its agents, representatives or advisers, in connection with the Warranties and the contents of the Disclosure Letter, or otherwise in relation to the business or affairs of the Company, shall be deemed a representation as to its accuracy by the Company to the Seller, and the Seller waives all claims against the Company which it might otherwise have in respect of such information.

8.5	Each Warranty is to be construed independently and (except where this agreement provides otherwise) is not limited by a provision of this agreement or another Warranty.

8.6	The provisions of schedule 4 apply in respect of the Warranties and other claims made by the Buyer against the Seller as set out in such schedule to limit the liability of the Seller.

8.7	It is acknowledged by the parties that the Buyer:

8.7.1	is entering into this agreement in reliance upon the Warranties;

8.7.2	does not enter into this agreement on the basis of, and does not rely upon, any warranty or any representation or other provision made or agreed to by any person (whether a party to this agreement or not) which is not set out in the Transaction Documents; and

8.7.3	may rely on the Warranties to the extent and subject to the limitations set out in this agreement in warranting to any subsequent

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Buyer of all or any of the Shares or of all or any part of the undertakings of the Company.

8.8	Except in the case of fraud, the Buyer shall, to the extent that there is a breach of the Warranties, be entitled to claim for breach of the Warranties only and shall not be entitled to any other remedy.

8.9	The Seller shall indemnify in full and keep fully indemnified the Buyer on demand for and against all losses, costs, liabilities, expenses, actions, proceedings claims and demands incurred or suffered by the Buyer or the Company (including without limitation all legal expenses and other professional fees) arising out of or in connection with the assumption and performance by the Company of its obligations or the granting by the Company of any indemnities under the Call Option in respect of the period from 20 February 2003 until Completion.

9	Warranties by the Buyer

The Buyer warrants to the Seller that:

9.1	it is a company in good standing, duly incorporated and organised and validly existing under the laws of England and Wales;

9.2	it has the right, power and authority and has taken all action necessary and required to enter into and perform its obligations under this agreement and each document to be executed by it in connection with or as contemplated by this agreement at or before Completion; and

9.3	neither the entry into this agreement nor the implementation of the transactions contemplated by it will result in:

9.3.1	a violation or breach of any provision of the by-laws or equivalent constitutional documents of the Buyer;

9.3.2	a breach of, or give rise to a default under, any contract or other instrument to which the Buyer is a party or by which it is bound; or

9.3.3	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to the Buyer or any of its assets.

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10	Competition

10.1	The Seller and the Buyer shall use all reasonable efforts to co-operate with each other in connection with any investigation of the transaction contemplated by this agreement carried out by the Office of Fair Trading (“OFT”) and/or the Competition Commission (“CC”) under the Enterprise Act 2002 (“EA”) (“Investigation”), which co-operation shall include:

10.1.1	the Seller co-operating with the Buyer to ensure that all information reasonably necessary for the making of any notifications or filings (including draft versions) made in respect of this agreement (or responding to any requests for further information consequent upon) is:

10.1.1.1	supplied promptly; and

10.1.1.2	complete and accurate,

provided that the Seller shall not be required to provide the Buyer with any information that is of a commercially sensitive nature and that does not relate to the Business;

10.1.2	each party notifying the other party, and providing copies, in a timely fashion, of any communications from the OFT or CC which are relevant to the Investigation unless such notification is expressly prohibited by the OFT and/or CC or by law;

10.1.3	where reasonably requested by the other party and appropriate:

10.1.3.1	providing that party (or advisers nominated by that party) with draft copies of all submissions or communications to the OFT or the CC in relation to the Investigation at such time as will allow that party a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent to the OFT or the CC unless such notification is expressly prohibited by the OFT and/or the CC or by law;

10.1.3.2	taking into account any comments of that party as are reasonable; and

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10.1.3.3	providing that party (or such nominated adviser) with copies of all such submissions and communications in the form submitted or sent provided that neither the Seller or the Buyer shall be required to provide the other with copies of any element of such communications or submissions which contains information of a commercially sensitive nature and provided that such notification is not expressly prohibited by the OFT and/or the CC or by law; and

10.1.4	where either party attends separate meetings with the OFT or the CC, it shall, within a reasonable period of time thereafter, inform the other party (or its nominated advisers) of the substance and outcome of any such meeting unless such notification is prohibited by the OFT and/or the CC or by law or is of a commercially sensitive nature.

10.2	If the OFT or the CC makes a decision under section 73(2) or 41(2) of the EA respectively requiring the Buyer to dispose of any Unassigned Property that has not been legally assigned to the Company at the date of the decision, then the provisions of paragraph 7 of part 2 of schedule 10 shall apply in relation to such Unassigned Property.

11	Pensions

11.1	The Seller undertakes to pay to the Buyer (by way of an adjustment to the Consideration) an amount equal to the Indemnified Costs (as defined in clause 11.2).

11.2	For the purposes of clause 11.1, “Indemnified Costs” means all loss, liabilities and costs of the Buyer, any Associate of the Buyer or the Company arising out of or which may arise out of the operation of section 75 of the Pensions Act 1995 in relation to the T&S Stores Senior Executives Pension Scheme (the “Scheme”) and any other liability to make any other payment to or in respect of the Scheme.

11.3	The Seller shall procure that the trustees of the Scheme will augment the benefits for Mr Parsons so that he will be credited with pensionable service as if he had remained an active member of the defined benefit section of the Scheme up until the end of December 2004.

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12	Employment

12.1	If it is established within the two-year period after Completion that any person not listed in schedule 7 is employed by the Company (the “Undisclosed Employee”) pursuant to the arrangements in place at Completion, the Company shall be entitled to terminate the Undisclosed Employee’s employment and, provided that it does so terminate as soon as reasonably practicable, the Buyer shall be indemnified by the Seller in respect of each loss, liability and cost which the Buyer or the Company may sustain arising in connection with the termination of the Undisclosed Employee’s contract of employment.

12.2	The Seller shall indemnify the Buyer or the Company and keep it fully indemnified at all times against any assessments determination or demands levied or made by the Inland Revenue and/or the Contributions Agency for any income tax and national insurance contributions payable by the Company for any period of employment of the Contractor Manager or Undisclosed Employee prior to Completion (the “After-Assessed Employee Tax”) and any interest, charges or penalties arising in respect of such liability referable to the period prior to Completion, together with any loss, liability and cost incurred by the Company in contesting any claim where requested to do so by the Seller pursuant to the provisions of part 3 of schedule 7.

12.3	The Seller shall indemnify the Company (or Buyer as appropriate) and keep it fully indemnified at all times against each loss, liability and cost which it may sustain as a result of any claim by any member of Staff, Contractor Manager or Undisclosed Employee for any matter whatsoever (including but not limited to claims of discrimination and breach of contract) arising from any act or omission of the Company (or the Contractor Managers, in the case of employees of the Contractor Managers) prior to Completion provided that:

12.3.1	this indemnity shall not apply in respect to any After-Assessed Employee Tax (which shall be dealt with in accordance with clause 12.2); and

12.3.2	where the claim relates to any act or omission of the Company which continues after Completion, the Seller shall only be liable for any loss liability and cost referable to the period up to and including Completion.

12.4	Following Completion, the Buyer shall not (and shall procure that each member of the Buyer’s Group shall not), directly or indirectly, without the written consent of the

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Seller, make any unsolicited disclosures or statements to any person (not being a Contractor Manager), firm, company, regulatory authority or government body (not being a court or tribunal) which is intended to undermine the self-employed status of the Contractor Managers provided that nothing in this clause shall prevent the Buyer from complying with any legal obligation or from seeking advice from its professional advisers.

13	Restrictive agreement

13.1	To assure to the Buyer the full benefit of the business and goodwill of the Company, the Seller and the Guarantor each undertakes to the Buyer, for itself and as agent and trustee for the Company by way of further consideration for the obligations of the Buyer under this agreement, as a separate and independent agreement, that it will not and will procure that none of its Associates will, without the Buyer’s prior written consent:

13.1.1	disclose to another person, or itself use for any purpose, and shall use all reasonable endeavours to prevent the publication or disclosure of, Confidential Information;

13.1.2	for 12 months after Completion, in relation to a business which is the same as the Business, either on its own account or for another person, directly or indirectly solicit, interfere with or endeavour to entice away from the Company any Restricted Person or Key Employee; or

13.1.3	for a period of two years after Completion, either alone or jointly with, through or as adviser to, or agent of, or manager for, any person, directly or indirectly carry on or be engaged, concerned or interested in or assist a business which trades under the “One Stop” brand which competes, directly or indirectly, with the Business within a radius of one quarter of a mile of any Property provided that this sub-clause 13.1.3 does not apply in respect of any properties or trading stores subsequently acquired by any member of the Seller’s Group which are acquired as a part of a wider transaction (for these purposes, “wider transaction” means the acquisition of five or more properties or trading stores).

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13.2	The Seller and the Guarantor each agrees that the covenants and undertakings contained in clause 13.1 are reasonable and are entered into for the purpose of protecting the goodwill of the business of the Company.

13.3	Each undertaking contained in clause 13.1 shall be construed as a separate undertaking. If one or more of them is held to be against the public interest or unlawful or an unreasonable restraint of trade, the remaining undertakings shall continue to bind the Seller and the Guarantor.

13.4	Nothing in this clause shall prevent the Seller or the Guarantor or any other member of the Seller’s Group from:

13.4.1	continuing to operate a business operated by the Seller or the Guarantor or any member of the Seller’s Group on the date of this agreement; or

13.4.2	complying with a legally enforceable obligation existing at Completion or with a rule of law or requirement of a regulatory authority.

13.5	Following Completion, the Buyer shall not, and shall procure that the Company and each member of the Buyer’s Group shall not:

13.5.1	use or carry on business under a name now used by the Seller or the Guarantor or any member of the Seller’s Group (excluding the Company) in any business or a similar name or style of name or style which may indicate a connection with the Seller or the Guarantor or any member of the Seller’s Group (excluding, for the purposes of this clause, the right granted to the Seller under clause 13.7); or

13.5.2	hold itself out as being connected with the Seller or the Guarantor or any member of the Seller’s Group (excluding the Company) (excluding, for the purposes of this clause, the right granted to the Seller under clause 13.7).

13.6	Subject to clause 13.7, following Completion the Seller shall not, and the Seller and the Guarantor shall procure that none of their respective Associates shall, use or carry on business under the name “Dillons”, “Mr News”, “Paper Shop”, “Paper Chain”, “Gibbs News” and “Gibbs” or a similar name or style of name or style which may indicate a connection with the Business or the Company.

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13.7	Clause 13.6 shall not apply to the Excluded Leasehold Properties for a period of 17 weeks from Completion during which period such properties shall be permitted to continue to trade under the name “Dillons” provided that the Seller shall not and the Seller and the Guarantor shall procure that none of their respective Associates shall, do or omit to do anything which may damage any goodwill of the Business.

14	Guarantee

14.1	The Guarantor irrevocably and unconditionally guarantees to the Buyer the due and punctual performance of each obligation of the Seller contained in this agreement (subject to the limitations set out in this agreement). The Guarantor shall pay to the Buyer from time to time within five Business Days of demand any sum of money which the Seller is at any time required to pay to the Buyer under or pursuant to this agreement and which has not been paid at the time the demand is made. The Guarantor’s obligations under this clause are primary obligations and not those of a mere surety.

14.2	The Guarantor irrevocably and unconditionally agrees to indemnify (and keep indemnified) the Buyer within five Business Days of demand against any loss, liability or cost incurred by the Buyer as a result of any obligation of the Seller referred to in clause 14.1 being or becoming void, voidable or unenforceable as against the Seller for any reason whatsoever. The amount of the loss, liability or cost shall be equal to the amount which the Buyer would otherwise have been entitled to recover from the Seller.

14.3	The Guarantor’s obligations under clauses 14.1 and 14.2 are continuing obligations and are not satisfied, discharged or affected by an intermediate payment or settlement of account by, or a change in the constitution or control of, or merger or consolidation with any other person of, or the insolvency of, or bankruptcy, winding up or analogous proceedings relating to, the Seller.

14.4	The Guarantor’s liabilities under clauses 14.1 and 14.2 are not affected by an arrangement which the Buyer may make with the Seller or with another person which (but for clause 14.4) might operate to diminish or discharge the liability of or otherwise provide a defence to a surety.

14.5	Without affecting the generality of clause 14.4, the Buyer may at any time it thinks fit and without reference to the Guarantor and without prejudice to the Guarantor’s obligations under this clause 14:

14.5.1	grant a time for payment or grant another indulgence or agree to an amendment, variation, waiver or release in respect of an obligation of the Seller under this agreement;

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14.5.2	give up, deal with, vary, exchange or abstain from perfecting or enforcing other securities or guarantees held by the Buyer;

14.5.3	discharge a party to other securities or guarantees held by the Buyer and realise all or any of those securities or guarantees; and

14.5.4	compound with, accept compositions from and make other arrangements with the Seller or a person or persons liable on other securities or guarantees held or to be held by the Buyer.

14.6	So long as the Seller is under an actual or contingent obligation under this agreement the Guarantor shall not exercise a right which it may at any time have by reason of the performance of its obligations under clauses 14.1 and 14.2 to be indemnified by the Seller, to claim a contribution from another surety of the Seller’s obligations or to take the benefit (wholly or partly and by way of subrogation or otherwise) of any of the Seller’s rights under this agreement or of any other security taken by the Seller in connection with this agreement.

14.7	The Guarantor’s liabilities under clauses 14.1 and 14.2 are not affected by the avoidance of an assurance, security or payment or a release, settlement or discharge which is given or made on the faith of an assurance, security or payment, in either case, under an enactment relating to bankruptcy or insolvency.

14.8	The Guarantor waives any right it may have of first requiring the Buyer (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Seller’s Guarantor under this clause 14. This waiver applies irrespective of any law or any provision of this agreement to the contrary.

15	Set-off

15.1	Subject to clause 15.2, payments due to be made by the Buyer to the Seller or by the Seller to the Buyer (as the case may be) shall be made without withholding, counterclaim, set-off or similar deduction.

15.2	The Buyer shall be entitled, but not obliged, at any time or times without notice to the Seller to set off any liability of the Seller to the Buyer pursuant to a Proven

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Claim against any liability of the Buyer to the Seller to pay the outstanding Deferred Consideration.

16	Assignment

16.1	Subject to clause 16.2, neither party shall be entitled to assign the benefit of this agreement or any part of it to any other person.

16.2	Subject to the provisions of clause 3.3, notwithstanding any other provisions in this agreement or any of the other agreements entered into by the Seller and the Buyer under or in connection with this agreement, the Buyer shall be entitled to assign the benefit of this agreement to a transferee of the Shares which is a member of the Buyer’s Group, provided that the Buyer shall procure that if such transferee ceases to be a member of the Buyer’s Group, the benefit of this agreement is re-assigned back to it or (at the discretion of the Buyer) a member of its Group.

16.3	Subject to clause 16.2, the liability of the Seller shall cease if the Buyer assigns, or purports to assign, any of its rights under this agreement without the Seller’s prior written consent or makes or purports to make a declaration of trust in respect of any of those rights.

17	Announcements

17.1	No announcement shall be made in relation to this agreement, except for the announcement in the Agreed Form or otherwise as specifically agreed between the parties, unless (and to the extent only that) an announcement is required by law, by a rule of a listing authority or a stock exchange on which the securities of any member of the party’s Group are listed or traded or by a governmental authority to which any member of the party’s Group is subject or submits, provided that, if practicable, the party making the announcement shall have first consulted on the content and timing and taken in to account the reasonable requirements of the other party.

17.2	Except as required by law or any regulatory body or as expressly provided for in this agreement, the Seller and the Buyer shall keep confidential this agreement and its terms and conditions and shall not disclose the same to any third party without the prior written consent of the other party (and, for the avoidance of doubt, this includes the Buyer keeping confidential the matter specifically disclosed against paragraph 17 of part 7 of schedule 2, as set out in the Disclosure Letter).

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18	Costs

All expenses incurred by or on behalf of the parties, including, without limitation, the fees of agents, representatives, solicitors, accountants, actuaries, brokers, financiers and introducers employed by any of them in connection with the negotiation, preparation or execution of this agreement, shall be borne by the party who incurred the liability.

19	Payments free of withholding etc.

19.1	All payments made by the Seller under this agreement and under the Tax Deed shall be made gross, free of any rights of counterclaim or set-off without deduction or withholding of any kind other than any deduction or withholding required by law.

19.2	If the Seller makes a deduction or withholding required by law from a payment under the agreement or the Tax Deed, the sum due from the Seller shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the Buyer receives a sum equal to the sum it would have received had no deduction or withholding been made.

19.3	If a payment made by the Seller under the agreement or the Tax Deed will be or has been subject to Tax, the Seller shall pay to the Buyer the amount (after taking into account Tax Payable in respect of the amount) that will ensure that the Buyer receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax.

20	Contracts (Rights of Third Parties) Act 1999

20.1	Unless the right of enforcement is expressly granted, it is not intended that a third party should have the right to enforce a provision of this agreement pursuant to the Contracts (Rights of Third Parties) Act 1999.

20.2	The parties may vary this agreement without the consent of a third party to whom an express right to enforce any of its terms has been provided.

21	Communications

21.1	All communications between the parties with respect to this agreement shall:

21.1.1	be delivered by hand, or sent by first-class prepaid post, to the address in Great Britain of the addressee as set out in this agreement

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or to such other address as the addressee notifies for the purpose of this clause; or

21.1.2	be sent by fax to the fax number stated below or as notified for the purpose of this clause.

21.2	Communications shall be deemed to have been received as follows:

21.2.1	(if sent by post) two Business Days after posting;

21.2.2	(if delivered by hand) on the day of delivery, if delivered at least two hours before the close of Business Hours on a Business Day, and otherwise on the next Business Day; and

21.2.3	(if sent by fax) at the time of transmission, if received at least two hours before the close of Business Hours on a Business Day, and otherwise on the next Business Day.

21.3	The address and fax numbers of each party are:

Seller

Address:	Tesco House, Delamare Road, Cheshunt, Hertfordshire EN8 9SL

Fax:	01992 644809

Marked for the attention of:	The Company Secretary (with a copy to Berwin Leighton Paisner (marked with the reference AEGR/T273/534))

Buyer

Address:	Forbuoys Limited

TM House, Ashwells Road, Pilgrims Hatch, Brentwood, Essex CM15 9ST

Fax:	01277 375 870

Marked for the attention of:	The Company Secretary (with a copy to Clifford Chance for the attention of Simon Tinkler)

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22	Invalidity

If a term in or provision of this agreement is held to be illegal or unenforceable, in whole or in part, under an enactment or rule of law, it shall to that extent be deemed not to form part of this agreement and the enforceability of the remainder of this agreement shall not be affected.

23	Whole agreement

This agreement and the documents referred to in this agreement contain the whole agreement between the parties relating to the transactions provided for in this agreement and supersedes all previous agreements (if any) between such parties in respect of such matters and each of the parties acknowledges that in agreeing to enter into this agreement it has not relied upon any pre-contractual statement, representation or opinion (whether oral or written and whether express or implied) made by the other(s) and/or any Associate of the other(s) or any of their respective officers, employees or advisers.

24	Counterparts

This agreement may be executed in any number of separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

25	Proper law

The construction, validity and performance of this agreement are governed by the laws of England and Wales and the parties submit to the exclusive jurisdiction of the English courts.

Delivered as a deed on the date of this document.

Executed as a deed by	)
STATUSFLOAT LIMITED	) /s/ S G Murrells
acting by its duly authorised attorney:	)

/s/ A Clarke

Executed as a deed by	)
FORBUOYS LIMITED	)
acting by:	)

Director /s/ J Lancaster

Director/Secretary /s/ Russell Cox

Executed as a deed by	)
TESCO PLC	) /s/ S G Murrells
acting by its duly authorised attorney:	)

/s/ A Clarke